Filed by Complete Production Services, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(j) of the Securities Exchange Act of 1934, as amended
Subject Company: Complete Production Services, Inc.
Commission File No: 001-32858

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated October 9, 2011 by and among Superior Energy Services, Inc. (“Superior”), Complete Production Services, Inc. (“Complete”) and SPN Fairway Acquisition, Inc. The following is a letter that was sent to Complete employees.

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October 10, 2011

Dear Fellow Employee,

Today marks an important milestone in our company’s history. I am pleased to announce the Boards of Directors of Complete Production Services and Superior Energy Services have unanimously approved a definitive merger agreement. Complete and Superior will combine to create the premier mid-size oilfield services company. The combination will have greater financial flexibility and stability, will be a geographically diversified industry leader and will have a broad scope of services uniquely positioned for enhanced growth opportunities. It is a testament to the strength of Complete and Superior, and is an exciting next step for both companies.

We believe this transaction is a great opportunity to build a stronger future for Complete, our employees and the customers we serve. Complete and Superior are much alike in that both are world-class companies comprised of tremendously talented people with a long history of success. The dedicated Superior employees share our strong commitment to exceeding our customers’ expectations, and doing it safely and ethically. Together, we will possess the scale and offer the range of services necessary to successfully compete on the global stage.

This merger is about expansion, not reduction of the work force. While there may be limited redundancies, currently there are no plans for layoffs. The combination will create a larger and stronger competitor in the industry which will provide new opportunities for Complete and Superior employees. We believe our talented employees’ industry-recognized reputation for technical expertise and operational excellence will immediately add value to Superior’s operations.

While we cannot say for sure when the transaction will close, we anticipate that it could close as soon as the end of this calendar year, but the closing is subject to, among other things, approval by both companies’ stockholders and other customary closing conditions. Until the transaction is approved, Complete and Superior will continue to operate as independent companies and will compete vigorously on a daily basis.

We are committed to keeping you up-to-date on important developments as information becomes available. In so doing, attached is the press release we issued today and the answers to some frequently asked questions (FAQ’s).

The key to the success of our business has been — and will continue to be — you, our valued employees. I hope you share my enthusiasm about this exciting transaction. I want to thank all of you for your continued diligence, support and focus on serving our customers and operating safely.

Sincerely,

/s/ Joe Winkler
Joe Winkler
Chairman and Chief Executive Officer

EMPLOYEE FAQ

1.	What was announced today?

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Complete and Superior each announced today their respective Board of Directors have unanimously approved a definitive merger agreement combining the two companies into a premier diversified mid-cap oilfield services company.

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Under the terms of the agreement, Complete stockholders will receive 0.945 shares of common stock of Superior and cash of $7.00 in exchange for each share of Complete common stock held at closing. This represents a premium of 29% percent to Complete’s average price over the last two months.

•	Upon closing, and reflecting the issuance of new Superior shares, Complete stockholders are expected to collectively own approximately 48% of Superior’s outstanding capital stock.

2.	Who is Superior?

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Superior is a leading provider of specialized oilfield services and equipment, focused on serving the drilling and production-related needs of oil and gas companies as well as the plug and abandonment and decommissioning services required at the end of a well’s life.

•	Additional information about Superior can be found on its website at: www.superiorenergy.com

3.	Why is Superior acquiring Complete?

•	Our people have established Complete as a leading provider of completion and production services within the North American resource plays.
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The combination of Complete and Superior creates a top-tier diversified oilfield services company with the products, technologies and talented people that are critical to helping our customers create value, particularly in unconventional fields in North America. Together, we will possess the scale and offer the range of services necessary to successfully compete on the global stage.

•	We believe the combination will benefit stockholders and customers of both companies.

4.	What does this mean for Complete?

•	We believe the combination will create a significantly larger, more geographically diversified company that is better positioned in a growing but increasingly competitive industry.
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With little overlap between our existing businesses, the combination of companies is not expected to result in significant consolidations and should provide new growth opportunities for employees of both companies.

5.	How will Complete employees benefit from this transaction?

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Superior recognizes the role our employees play in Complete’s success. The transaction with Superior enables our employees to be part of an organization with a shared vision, greater depth of resources and access to broader opportunities.

6.	Will there be any layoffs?

•	There are no plans for layoffs. As soon as possible, we intend to establish teams to review the integration of the two companies.
•	Given the highly complementary nature of our operations and our similar corporate cultures, we foresee a smooth transition with limited redundancies.

7.	How will this transaction affect employee benefits and compensation?

•	We will continue to honor our commitments to our employees including those involving employee benefits and bonus and incentive programs.
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Until the transaction closes, it will be “business-as-usual” for the Complete team, and there will be no changes to your compensation and benefits as a result of the merger agreement. While longer term decisions have not been made, through our due diligence we learned that Superior has competitive compensation and benefits programs.

8.	As has been our practice, will Complete offer open enrollment for its Company benefit plans in November?

•	Yes, open enrollment for Complete’s employee benefit programs will commence in November as in prior years.

9.	Will my payroll check still come at the same time?

•	Yes, there will be no change to the timing of payroll prior to closing of the transaction. Also, we do not expect the transaction to impact the timing of payroll for our field operations after close.

10.	What will happen to the money I have saved in my 401(k) plan?

•	Your money in Complete’s 401(k) is vested and no changes to the plan will be made prior to closing of the transaction.

11.	What are the integration plans? How will the combined company be structured? What will the company be called?

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As soon as possible, we intend to establish teams to review the integration of both companies. Given the highly complementary nature of our operations and our similar corporate cultures, we expect a smooth transition.

•	The combined corporate entity will be called Superior, however we expect to continue to operate under our local brand names.

12.	Who will lead the combined company?

•	The combined company will be led by David Dunlap, Superior’s current President and Chief Executive Officer.
•	The Superior Board of Directors will be expanded to include two independent Complete Board members

13.	What can Complete employees expect in the interim? Will my reporting structure change?

•	Until the transaction closes, Complete and Superior will operate as independent companies and it will be “business as usual”. We are still competitors and need to compete vigorously on a daily basis.

•	We all need to remain focused on maintaining a safe working environment and on serving our customers and communities to the best of our abilities.
•	Prior to the transaction closing, Complete reporting structures will remain unaffected by the pending transaction.

14.	Will Complete division employees continue to work under their “Company” (i.e. Stride, Mercer, Pumpco, IPS, IEM) names or will they all now work for Superior?

•	Currently, there are no plans to change any company brand names. Following the transaction closing, the combined company will retain the Superior Energy Services, Inc. corporate name.

15.	Where will the company be headquartered?

•	Both organizations have small administrative functions in several cities. We will retain those unless it is determined it makes sense to do otherwise.

16.	How will this transaction affect Complete’s relationship with customers?

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The combination of Complete and Superior unites two very similar corporate cultures that share a strong commitment to their customers, employees, partners and communities. Superior shares our strong commitment to exceeding our customers’ expectations, and doing it safely and ethically. Together, we will possess the scale and offer the range of services necessary to successfully compete on the global stage.

17.	When will the transaction be completed? What needs to happen before the transaction can close?

•	While we cannot say for sure when the transaction will close, we anticipate that it could close as soon as the end of this calendar year.
•	The merger is subject to the approval of both Superior’s and Complete’s stockholders as well as other customary approvals.

18.	What should I say if I am contacted by the media, financial community, or other third parties about the transaction?

•	If you receive any inquiries from the media or other questions from outside Complete, please forward them to Canaan Factor at cfactor@completeproduction.com or call him at (281) 372-2330.

19.	When will I know more about the progress of the transaction?

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We will continue to communicate developments regarding this transaction through meetings, letters and other communications. As we move through this process, we’ll continue to rely on you to focus on the work at hand, serve our customers and help achieve our goals.

Additional Information

Complete and Superior plan to file a joint proxy statement/prospectus and other documents with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING COMPLETE, SUPERIOR AND THE PROPOSED ACQUISITION. A definitive joint proxy statement/prospectus will be sent to security holders of Complete and Superior seeking their approval of the acquisition. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Complete and Superior with the Securities and Exchange Commission (“SEC”) at the SEC’s web site at

www.sec.gov. The proxy statement/prospectus and such other documents (relating to Complete) may also be obtained for free from Complete by accessing Complete’s website at www.completeproduction.com. The proxy statement/prospectus and such other documents (relating to Superior) may also be obtained for free from Superior by accessing Superior’s website at www.superiorenergy.com

Forward-Looking Statements

Information set forth in this document contain “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect Complete’s and Superior’s expectations regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Complete and Superior, the schedule for completing the transactions contemplated by the merger agreement, the combined company’s plans, future markets, competitive position and other expectations, objectives and intentions, and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the ability of the combined company to successfully introduce new product or service offerings or enter new markets on a timely and cost-effective basis; any adverse developments in customer relationships or legal proceedings; prevailing oil and gas prices; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Complete’s and Superior’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. There can be no assurance that the proposed acquisition will be consummated in the time frame anticipated, or at all. Complete and Superior disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Participants in the Solicitation

Complete, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Complete’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the joint proxy statement/prospectus when it is filed, and additional information regarding such persons is included in Complete’s proxy statement filed with the SEC on April 18, 2011.

Superior, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Superior’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the joint proxy statement/prospectus when it is filed, and additional information regarding such persons is included in Superior’s proxy statement filed with the SEC on April 15, 2011.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.